SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CATAPULT COMMUNICATIONS CORPORATION
(Name of Subject Company)
CATAPULT COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
149016107
(CUSIP Number of Class of Securities)
Richard A. Karp
Chief Executive Officer and
Chairman of the Board of Directors
Catapult Communications Corporation
160 South Whisman Road
Mountain View, California 94041
(650) 960-1025
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Henry P. Massey, Jr., Esq.
Robert T. Ishii, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.
Item 8. Additional Information.
SIGNATURE

     This Amendment No. 1 to the Schedule 14D-9 (this “Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 5, 2009, amends and supplements the Schedule 14D-9 (as may be further amended or supplemented from time to time, the “Schedule 14D-9”) filed with the SEC on May 26, 2009, by Catapult Communications Corporation, a Nevada corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of Ixia, a California corporation (“Ixia”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares” and each a “Share”) at a purchase price of $9.25 per Share in cash (the “Offer Price”) without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated May 26, 2009, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
     The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 3. Past Contracts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended by deleting the first paragraph in Item 3 and replacing it with the following:
     “Except as set forth in this Schedule 14D-9 and in the Information Statement (the “Information Statement”) attached hereto as Annex I and incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Ixia, Purchaser or their executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer, a copy of which is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.”
Item 8. Additional Information.
     Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
     “On June 4, 2009, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the termination or expiration of any waiting period under the HSR Act has been satisfied.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATAPULT COMMUNICATIONS CORPORATION
By:	/s/ Christopher A. Stephenson
Christopher A. Stephenson
Chief Financial Officer
Dated: June 5, 2009

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